UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission File Number: 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cardinal Health 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan
Financial Statements and Supplemental Information
Years Ended December 31, 2013 and 2012

		Page
	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Supplemental Schedules*:
	Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions	18
	Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	19

	Signature	20

	Exhibit:
	Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*
All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Financial Benefit Plans Committee of the Cardinal Health 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Cardinal Health 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Columbus, Ohio
June 24, 2014

Cardinal Health 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	December 31
	2013	2012
Assets
Plan’s interest in Stable Value Master Trust's assets at fair value	$334,485,818	$352,369,390
Investments at fair value	1,972,754,309	1,562,421,586
Notes receivable from participants	63,194,235	62,693,621
Accrued income	1,469,865	1,284,151

Receivables:
Transfer of assets from other qualified plan	41,362,029	—
Company contributions	1,475,105	1,760,298
Pending trades	793,326	1,866,245
Total receivables	43,630,460	3,626,543

Total assets	2,415,534,687	1,982,395,291

Liabilities
Cash overdraft	34,652	139,070
Pending trades payable	1,864,952	1,773,700
Accrued fees	66,913	332,189
Total liabilities	1,966,517	2,244,959

Net assets reflecting investments at fair value	2,413,568,170	1,980,150,332
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,305,805)	(14,562,312)
Net assets available for benefits	$2,409,262,365	$1,965,588,020
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Plan's interest in Stable Value Master Trust's net investment income	$7,263,906	$9,149,139
Net appreciation in the fair value of investments	417,688,727	187,364,545
Interest and dividends	27,836,482	30,555,317
Total investment income	452,789,115	227,069,001

Interest income on notes receivable from participants	2,639,155	3,406,366

Contributions:
Company	75,862,823	59,668,633
Participant	84,210,934	82,405,888
Rollovers	11,209,177	11,610,713
Total contributions	171,282,934	153,685,234
Total additions	626,711,204	384,160,601

Deductions from net assets attributed to:
Benefits paid to participants	222,310,213	249,656,294
Administrative expenses	2,088,675	1,463,890
Total deductions	224,398,888	251,120,184
Net increase prior to transfers	402,312,316	133,040,417

Net assets transferred from other qualified plans	41,362,029	—
Net increase	443,674,345	133,040,417

Net assets available for benefits:
Beginning of year	1,965,588,020	1,832,547,603
End of year	$2,409,262,365	$1,965,588,020
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012
1. Description of Plan
General
The Cardinal Health 401(k) Savings Plan (the “Plan”) is a defined contribution plan covering substantially all U.S. employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries not covered by a collective bargaining agreement upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) was established for the Plan and certain other plans of the Company. See Note 4 for more information regarding the Stable Value Master Trust.
Effective January 1, 2011, the Plan was amended and restated to comply with recent changes in the Internal Revenue Code (the “Code”) and certain legislative and regulatory changes.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Administration
The Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.
Effective October 15, 2012, Wells Fargo Bank, N.A. (“Wells Fargo”) serves as the Plan trustee, record keeper and asset custodian. Prior to October 15, 2012, Fidelity Management Trust Company (“Fidelity”) served as the Plan trustee, record keeper and asset custodian.
RGH Enterprises, Inc. 401(k) Profit Sharing Plan Merger
The RGH Enterprises, Inc. 401(k) Profit Sharing Plan (the “RGH Plan”) was merged into the Plan effective December 31, 2013, as permitted by the Plan document. Effective January 1, 2014, eligible employees of RGH Enterprises, Inc. could participate in the Plan. See Note 10. The merger did not result in a material adverse financial effect with regards to investment contracts as described in Note 4.

Notes to Financial Statements (continued)

1. Description of Plan (continued)
Contributions
Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, discretionary employer, and discretionary special contributions.
Participants may elect to contribute up to 50% of their compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $5,500 during 2013 and 2012, as a catch-up contribution. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions may be contributed on a pre-tax basis or as “Roth” contributions or as a combination of the two, subject to applicable limitations. Rollover contributions may also include “Roth” rollovers.
Matching contributions sufficient to meet the safe harbor requirements under the Code were made to each eligible participant. Specifically, the Company matched 100% of the first 3% of participant elective contributions, and 50% of the next 2% of elective contributions. Matching contributions are allocated on an aggregate basis to both pre-tax and Roth elective contributions, subject to the matching limitations in the preceding sentence.
Discretionary employer contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.
The Plan’s discretionary employer contribution is known as the Company Performance Contribution (“CPC”), which is contingent upon the Company’s financial performance and can range from 0% to 4% of eligible compensation. To be eligible for the CPC, participants must be employed on the last day of the Company’s fiscal year, June 30. If financial performance goals are met, the CPC is calculated on eligible compensation earned during the Company’s fiscal year and contributed in lump sum to participant accounts. The CPC is recognized by the Plan in the year the contribution is made to the Plan. For the Company’s fiscal years ended June 30, 2013 and 2012, the CPC was $34,802,402 and $20,913,552, respectively, and was deposited into participant accounts in September 2013 and 2012, respectively.
The discretionary special contributions, if any, are allocated to the participants in the eligible group ratably based on their proportionate share of the total eligible compensation in that group. No discretionary special contributions were made for the Plan Years ending December 31, 2013, and December 31, 2012, respectively.
Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan. The Company’s matching, discretionary employer, and discretionary special contributions, if any, are also invested as directed by participants.
Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Notes to Financial Statements (continued)

1. Description of Plan (continued)
Vesting
Participants are vested immediately in their elective deferral, safe harbor and qualified matching contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary employer, discretionary special and any other non-safe harbor contributions after three years of vesting service, or if the participant dies, becomes totally disabled, or reaches retirement age, as defined by the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to non-highly compensated participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.
Forfeitures
Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, pursuant to guidelines determined by the Committee.
Forfeitures used to reduce Company contributions and pay reasonable expenses were $2,425,228 and $3,551,853 during 2013 and 2012, respectively. At December 31, 2013 and 2012, forfeited non-vested accounts were $0 and $47,881, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or from the assets of the Plan. General expenses paid from the Plan’s assets are allocated among participant accounts to the extent not paid from forfeitures, except for fees for loans, withdrawals and Qualified Domestic Relations Orders (“QDROs”), which are paid from the account of participant incurring the expense.
Revenue sharing and sub-transfer agent fee rebate income received by the Plan are credited to an administrative account and can be used to reduce administrative expenses. During 2013 and 2012, the Plan earned $1,888,598 and $329,220, respectively, in revenue sharing and sub-transfer agent fee rebate income.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, which is set for the life of the loan. Interest rates for new loans are subject to change on a monthly basis. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement or total disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or after attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan, if any.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
In accordance with FASB authoritative guidance included in ASC Subtopic 962, Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present certain investment contracts at fair value as well as an additional line item showing the adjustment of fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Certain Plan investments are in the Stable Value Master Trust, while others are held in custody by Wells Fargo (effective October 15, 2012; Fidelity prior to October 15, 2012). Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
The Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Committee is comprised of management level employees from the benefits, treasury and finance departments and reports to the Human Resources and Compensation Committee of the Board of Directors of the Company.
For instruments within Level 3 of the fair value hierarchy the Committee, in determining the reasonableness of the methodology, evaluates a variety of factors including a review of existing contracts, economic conditions, industry and market developments, and overall credit ratings.
Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts
This amount represents the difference between fair value and contract value of investment contracts that are considered fully benefit-responsive issued by insurance companies and banks.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Sponsor deems the participant loan to be a distribution, the participant loan balance is retained as a defaulted loan amount until a distributable event occurs, at which time the loan amount is offset from the value of the account.
Payment of Benefits
Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

3. Investments
The fair values of individual assets held outside of the Stable Value Master Trust that represent 5% or more of the Plan’s net assets available for benefits were as follows:

	December 31
	2013	2012
Mutual funds:
Dodge & Cox Stock Fund	$274,327,934	$194,586,775
Fidelity Growth Company Fund	254,819,853	194,335,047
Vanguard Institutional Index Fund	235,774,946	180,286,887
Fidelity Diversified International Fund	191,221,010	154,596,267
PIMCO Total Return Fund	179,094,750	208,413,512
Columbia Acorn USA Fund Z	174,078,243	133,906,868
CRM Mid Cap Value Fund	136,843,874	102,686,400
Cardinal Health, Inc. common shares	209,968,865	142,935,039
Net appreciation (depreciation) in the fair value of investments held outside of the Stable Value Master Trust was as follows for the years ended December 31, 2013 and 2012:

	2013	2012
Mutual funds	$336,646,341	$174,437,920
Common collective trust	(1,898,366)	10,068,770
Cardinal Health, Inc. common shares	82,940,752	2,857,855
Total net appreciation in the fair value of investments	$417,688,727	$187,364,545

Notes to Financial Statements (continued)

4. Assets Held in the Stable Value Master Trust
Certain of the Plan’s investments are held in the Stable Value Master Trust which was established for the investment of assets of the Plan and other Company sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Stable Value Master Trust is based on account balances of the participants and their elected investment funds. The Stable Value Master Trust’s assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Stable Value Master Trust. The Plan’s interest in the Stable Value Master Trust’s net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.
The Stable Value Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by an insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are investment grade.
Interest crediting rates on the GICs in the Stable Value Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 1.20% to 5.30% and 1.85% to 5.30% at December 31, 2013 and 2012, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.
For the years ended December 31, 2013 and 2012, the average yield for the investment contracts based on actual earnings was 1.78% and 1.39%, respectively.
For the years ended December 31, 2013 and 2012, the average yield adjusted to reflect the actual interest rate credited to participants was 2.19% and 2.68%, respectively.
Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which are considered outside the normal operations of the Plan, which the contract issuer reasonably determines to have a material adverse financial effect on the issuer’s interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company’s inducement to participants to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable in the future.

Notes to Financial Statements (continued)

4. Assets Held in the Stable Value Master Trust (continued)
Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligations under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) the investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) the issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, 5) failure to pay amounts due to the issuer, and 6) termination of the Plan or disqualification of the trust.
Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.
The assets held in the Stable Value Master Trust were as follows:

	December 31
	2013	2012
Common collective trusts	$323,065,650	$341,829,465
Guaranteed investment contracts	12,669,063	12,669,646
Cash and pending activity	627,630	(240,016)
Total net assets in Master Trust at fair value	336,362,343	354,259,095
Bank wrappers at fair value	59,918	140,800
Adjustment from fair value to contract value	(4,330,733)	(14,646,227)
Total net assets in Master Trust	$332,091,528	$339,753,668

Plan’s ownership percentage in:
Master Trust	99%	99%
Each investment held of the Master Trust:
Common collective trusts	99%	99%
Other	99%	99%
The investment income of the Stable Value Master Trust was as follows for the years ended December 31:

	2013	2012
Dividend and interest income	$6,916,975	$8,260,110

Net appreciation in the fair value of investments as determined by:
Estimated fair value:
Common collective trusts	388,384	939,313
Total investment income	$7,305,359	$9,199,423

Plan’s investment income percentage	99%	99%

Notes to Financial Statements (continued)

5. Fair Value Measurements
ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Mutual funds and common shares fair values are determined by applying the “market approach” and utilizing quoted market prices reported on the active market on which they are traded.
The common collective trusts (“CCTs”) are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued by applying the “market approach” and utilizing the respective net asset values (“NAV”) as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. The trustee sponsoring the CCTs has estimated the fair value of those CCTs investing in investment contracts with insurance companies and banks. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.
The fair values of investment contracts and contract wrappers issued by insurance companies and banks are estimated by applying the “income approach” and are based on discounting the related cash flows. See Note 4 for more information.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the assets held in the Stable Value Master Trust at fair value as of December 31, 2013 and 2012. The following tables do not include the Plan's interest in assets held outside of the Stable Value Master Trust because that information is disclosed separately below:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Common collective trusts:
Fixed income (a)	$—	$301,361,693	$—	$301,361,693
Stable value (b)	—	21,703,957	—	21,703,957
Total common collective trusts	—	323,065,650	—	323,065,650

Guaranteed investment contracts	—	12,669,063	—	12,669,063
Bank wrappers	—	—	59,918	59,918
Cash and pending activity	—	627,630	—	627,630
Total assets at fair value	$—	$336,362,343	$59,918	$336,422,261

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Common collective trusts:
Fixed income (a)	$—	$304,799,380	$—	$304,799,380
Stable value (b)	—	37,030,085	—	37,030,085
Total common collective trusts	—	341,829,465	—	341,829,465

Guaranteed investment contracts	—	12,669,646	—	12,669,646
Bank wrappers	—	—	140,800	140,800
Cash and pending activity	—	(240,016)	—	(240,016)
Total assets at fair value	$—	$354,259,095	$140,800	$354,399,895

(a)	This category includes investments in U.S. government and agency securities, municipal bonds, and corporate notes and bonds.

(b)	This category primarily invests in investment contracts, including traditional GICs and security-backed contracts issued by insurance companies and other financial institutions.

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets held outside of the Stable Value Master Trust as of December 31, 2013 and 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$806,236,064	$—	$—	$806,236,064
Income	179,094,750	—	—	179,094,750
International	396,280,428	—	—	396,280,428
Small cap	200,825,356	—	—	200,825,356
Mid-cap	136,843,874	—	—	136,843,874
Total mutual funds	1,719,280,472	—	—	1,719,280,472

Common collective trusts:
Fixed income (a)	—	38,303,446	—	38,303,446
Emerging markets (b)	—	5,201,526	—	5,201,526
Total common collective trusts	—	43,504,972	—	43,504,972

Cardinal Health, Inc. common shares	209,968,865	—	—	209,968,865
Total assets at fair value	$1,929,249,337	$43,504,972	$—	$1,972,754,309

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$588,520,822	$—	$—	$588,520,822
Income	208,413,512	—	—	208,413,512
International	321,623,750	—	—	321,623,750
Small cap	154,494,254	—	—	154,494,254
Mid-cap	102,686,400	—	—	102,686,400
Total mutual funds	1,375,738,738	—	—	1,375,738,738

Common collective trusts:
Fixed income (a)	—	38,162,219	—	38,162,219
Emerging markets (b)	—	5,585,590	—	5,585,590
Total common collective trusts	—	43,747,809	—	43,747,809

Cardinal Health, Inc. common shares	142,935,039	—	—	142,935,039
Total assets at fair value	$1,518,673,777	$43,747,809	$—	$1,562,421,586

(a)	This category includes investments in U.S. government and agency securities, municipal bonds, and corporate notes and bonds.

(b)
The investment objective of this category is to generate an attractive return relative to the JP Morgan Emerging Markets Bond Index Global through investments in a diversified portfolio of emerging markets debt and currency instruments by investing principally in the CIF II Opportunistic Emerging Markets Debt Portfolio.

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following tables set forth a summary of changes in the fair value of the Stable Value Master Trust’s Level 3 assets (bank wrappers) for the years ended December 31, 2013 and 2012:

2013
Bank Wrappers
Balance, beginning of year	$140,800
Realized loss related to wrappers disposed of during the year	(70,778)
Unrealized loss relating to wrappers still held at the reporting date	(10,104)
Balance, end of year	$59,918

2012
Bank Wrappers
Balance, beginning of year	$196,593
Realized loss related to wrappers disposed of during the year	(102,813)
Unrealized gain relating to wrappers still held at the reporting date	47,020
Balance, end of year	$140,800

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 17, 2008, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Effective January 1, 2011, the Plan was amended and restated to comply with recent changes in the Code and certain legislative and regulatory changes. On January 27, 2012, the Company submitted documentation in application for a favorable determination letter for the amended and restated Plan. The Plan Sponsor has indicated that it will operate the Plan in compliance with the Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The plan administrator believes it is no longer subject to income tax examination for years prior to 2012.

Notes to Financial Statements (continued)

7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
9. Parties-in-Interest
Certain Plan investments held by the Plan at December 31, 2013 and 2012 were units of common collective trusts managed by Wells Fargo. Wells Fargo serves as the trustee as defined by the Plan, and, therefore, transactions involving these investments are considered party-in-interest transactions.
The Plan held $209,968,865 and $142,935,039 of Cardinal Health, Inc. common shares at December 31, 2013 and 2012, respectively.
10. Asset Transfers
The following net assets available for benefits were transferred into the Plan during 2013:

December 31, 2013	Assets transferred in from RGH Plan	$41,362,029
	Net assets transferred from other qualified plan during 2013	$41,362,029

Notes to Financial Statements (continued)

11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$2,409,262,365	$1,965,588,020
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts*	4,305,805	13,958,736
Net assets available for benefits per Form 5500	$2,413,568,170	$1,979,546,756

*
For 2012, amount differs from the adjustment presented on the Statements of Net Assets Available for Benefits as CCTs held by the Plan are recorded at fair value for Form 5500 purposes while they are recorded at contract value for financial statement purposes, and GICs are reported at contract value for both financial statement and Form 5500 purposes. Therefore, the adjustment from fair value to contract value above represents only the adjustment pertaining to the CCTs whereas the adjustment on the Statement of Net Assets Available for Benefits includes the amount pertaining to the CCTs and the GICs.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

2013
Net increase in assets per the financial statements	$443,674,345
Net assets transferred from other qualified plan during 2013	(41,362,029)
Net investment income difference between fair value and contract value	(9,652,931)
Net income per Form 5500	$392,659,385

Cardinal Health 401(k) Savings Plan
Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2013
EIN: 31-0958666 Plan Number: 055

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibitive Transactions					Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51

			$3,614,441
Check Here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected		Contributions Corrected Outside VFCP		Corrections Pending Correction in VFCP	$—

	$—		$3,589,186	(1)	$—
	11,713	(2)	—		—	—
	13,542	(3)	—		—	—

(1)
Represents delinquent participant contributions and loan repayments from a 2012 payroll period. The Company transmitted lost earnings to the Plan in 2013 and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, in January 2014.

(2)
Represents delinquent participant contributions from 2012 payroll periods. The Company transmitted lost earnings to the Plan in 2014 and intends to file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

(3)
Represents delinquent participant contributions from 2013 payroll periods. The Company intends to transmit the delinquent participant contributions and lost earnings to the Plan in 2014 and intends to file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

Cardinal Health 401(k) Savings Plan
Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)*
December 31, 2013
EIN: 31-0958666 Plan Number: 055

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Dodge & Cox Stock Fund	1,624,491 shares	$274,327,934
	Fidelity Growth Company Fund	2,125,623 shares	254,819,853
	Vanguard Institutional Index Fund	1,392,810 shares	235,774,946
	Fidelity Diversified International Fund	5,180,737 shares	191,221,010
	PIMCO Total Return Fund	16,753,484 shares	179,094,750
	Columbia Acorn USA Fund Z	4,848,975 shares	174,078,243
	CRM Mid Cap Value Fund	3,951,599 shares	136,843,874
	Vanguard Total International Stock Index Fund	701,812 shares	78,609,924
	BlackRock Global Allocation Fund	3,456,781 shares	74,078,813
	PIMCO All Asset Fund	4,335,310 shares	52,370,681
	Vanguard Total Stock Market Index Fund	884,843 shares	41,313,331
	Vanguard Small Cap Index Fund	507,438 shares	26,747,113

	Common collective trusts:
	BlackRock Institutional Trust Company U.S. Treasury Inflation Protected Securities Non-Lendable Fund F	1,902,357 units	23,150,538
	Loomis Sayles High Yield Conservative Trust	630,641 units	11,471,350
	Wellington Trust Company CIF II Opportunistic Emerging Markets Debt Portfolio (Series 1)	487,949 units	5,201,526
**	Wells Fargo Short Term Investment Fund S	3,681,558 units	3,681,558

	Common shares:
**	Cardinal Health, Inc.	3,142,776 shares	209,968,865

	Loans:
**	Participant loans	Interest rates ranging from 4.25% to 11.5% with varying maturity dates through 2028	63,194,235
	Total		$2,035,948,544

*
Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cardinal Health 401(k) Savings Plan

Date:	June 24, 2014	/s/ KENDELL SHERRER
Kendell Sherrer
Financial Benefit Plans Committee Member